Robcor Properties, Inc.
c/o Redpoint Bio Corporation
7 Graphics Drive
Ewing, New Jersey 08628
Telephone:  (609) 637-9700
Fax:  (609) 637-0126

May 16, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Mail Stop 4561
Attention: Karen Garnett, Assistant Director

Re:       Robcor Properties, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 3, 2007
File No. 000-51708

Dear Ms. Garnett:

This letter is submitted on behalf of Robcor Properties, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated May 14, 2007 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below the comment.

Preliminary Information Statement on Schedule 14C

General

1.                                       We note that you consummated a reverse merger on March 12, 2007 that caused a change of control without seeking shareholder approval.  Please advise us of how the noted transaction, as carried out, complied with both applicable state law and Regulation 14A.

Response:

Background of the Reverse Triangular Merger Transaction

The Company was organized on May 6, 2005 as a Florida corporation.  On March 12, 2007, the Company entered into the Agreement and Plan of Merger, by and among Redpoint Bio Corporation, a Delaware corporation (“Redpoint”), on the one hand, and the Company, Robcor

Acquisition Corp., a newly formed Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”), and certain other parties, on the other hand (the “Reverse Merger Agreement”).  The transactions contemplated by the Reverse Merger Agreement (the “Closing”) were consummated on March 12, 2007 (the “Closing Date”).  The transaction was structured as a reverse triangular merger.

Pursuant to the Reverse Merger Agreement, on the Closing Date, the Merger Sub merged with and into Redpoint (the “Reverse Merger”), with Redpoint being the surviving corporation.  Redpoint became a wholly-owned subsidiary of the Company and the outstanding shares of capital stock, convertible notes and certain warrants to purchase capital stock of Redpoint were converted into shares of the Company’s common stock, in accordance with the Delaware General Corporation Law (the “DGCL”).

Compliance with Applicable State Law and Regulation 14A

The execution, delivery and performance of the Reverse Merger Agreement and the consummation of the transactions contemplated thereby, were duly authorized and approved by the respective Boards of Directors of Redpoint, the Merger Sub and the Company.  In addition, the execution, delivery and performance of the Reverse Merger Agreement and the consummation of the transactions contemplated thereby, were duly authorized and approved by Redpoint’s shareholders and by the Company, as the sole shareholder of the Merger Sub, each as required by the DGCL.  The Company’s Florida legal counsel concluded that the Reverse Merger was consummated in accordance with the provisions of the Florida Business Corporation Act and that the transactions taken in furtherance thereof did not require the consent or approval of the Company’s shareholders.

Pursuant to Rule 14a-2 of the Securities Exchange Act, as amended (the “Exchange Act”), Rules 14a-3 to 14a-15 of the Exchange Act apply to every solicitation of a proxy with respect to securities registered pursuant to Section 12 of the Exchange Act.  Neither Redpoint nor the Merger Sub had securities registered under the Exchange Act.  In addition, at the time of the Reverse Merger, the Company’s securities were quoted on the OTC Bulletin Board and not listed and registered on a national securities exchange.  The OTC Bulletin Board did not require Company shareholder approval in connection with the Reverse Merger.

As approval of the Company’s shareholders in connection with the Reverse Merger was not required under applicable Florida law or any applicable stock exchange rule, the Company was not required to solicit shareholder approval and thus Regulation 14A did not apply to the Reverse Merger.  Although shareholder approval was not required, the holders of approximately 98% of the outstanding shares of the Company’s common stock consented to the Reverse Merger and were parties to the Reverse Merger Agreement.

On March 16, 2007, the Company timely filed a Schedule 14f-1 pursuant to Section 14f-1 of the Exchange Act and a Current Report on Form 8-K in connection with the Reverse Merger.

Please advise as soon as practicable if the Staff has any further comments or requires additional information.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above response will be acceptable to the Staff.  If you have any questions regarding the foregoing response or otherwise, please do not hesitate to call me at (609) 860-1500 or Andrew P. Gilbert of Morgan, Lewis & Bockius LLP at (609) 919-6600.

Sincerely,

/s/ Scott M. Horvitz
Chief Financial Officer

cc:         Duc Dang
         (Securities and Exchange Commission)
Andrew P. Gilbert, Esq.
         (Morgan, Lewis & Bockius LLP)